SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Attached is the Company’s Press Release dated September 29, 2005, entitled “ViryaNet Reports Results of its Second Fiscal Quarter of 2005”

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the Company dated September 29, 2005, entitled “ViryaNet Reports Results of its Second Fiscal Quarter of 2005”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: September 30, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS RESULTS OF ITS

SECOND FISCAL QUARTER OF 2005

Southborough, Mass. — September 29, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and field service delivery, today announced financial results of its second fiscal quarter of 2005.

Total revenues were $3.4M for the second quarter, ended June 30, 2005, a 13% increase from $3.0M recorded for the second quarter of 2004, and a 9% decrease from $3.7M recorded for the first quarter of 2005. For the first six months of 2005, total revenues were $7.1M, an increase of 2% from the $7.0M of revenue recorded for the comparable period in 2004.

For the second quarter of 2005, the Company reported a net loss of $1.4M, or $0.23 per basic and diluted share, compared to a net loss of $0.9M or $0.19 per basic and diluted share for the second quarter of 2004, and compared to a net loss of $1.1M, or $0.19 per basic and diluted share for the first quarter of 2005. The net loss for the first six months of 2005 was $2.5M, or $0.41 per basic and diluted share, compared to a net loss of $0.5M, or $0.12 per basic and diluted share for the comparable period in 2004.

Professional services revenues grew 53% to $3.4M for the second quarter of 2005, compared to $2.2M for the second quarter of 2004, and grew 46% compared to $2.3M for the first quarter of 2005.

The Company reported a gross profit of $1.4M for the second quarter of 2005, or a gross margin of 41%, compared to a gross profit of $1.3M, or a gross margin of 44% in the second quarter of 2004, and compared to a gross profit of $1.9M, or a gross margin of 50% in the first quarter of 2005.

Operating expenses for the second quarter of 2005 were $2.7M, compared to $2.1M for the second quarter of 2004, and compared to $2.8M for the first quarter of 2005.

The Company’s cash position on June 30, 2005 was approximately $1.9M, compared to $1.6M on March 31, 2005. The Company’s short-term and long-term bank debt position on June 30, 2005 was $2.6M, compared to $1.7M on March 31, 2005.

The Days of Sales Outstanding (DSO) for the Company in the second quarter of 2005 was 43 days, compared to 51 days in the first quarter of 2005.

“The cyclical nature of our deal closing resulted in less-than-expected bookings during the second quarter, and the mix of the resulting bookings was heavily weighted toward professional services as a result of several expanded engagements with existing customers,” said Paul V. Brooks, president and CEO, ViryaNet. “Despite that condition, our year-to-date revenue has increased slightly over the revenue for the same period last year. With a strong sales pipeline, we expect that our full year revenues will surpass those of the year 2004.”

“Our strategy remains steadfast: to become the worldwide leader of mobile workforce management solutions. Toward that end, we continue to invest significantly in sales and marketing, professional services and account management, our partner network, and research and development. As well, we constantly analyze opportunities that will expand our market presence and growth, as illustrated by the establishment of our Australian subsidiary and our acquisition of Australia-based e-Wise Solutions during the second quarter.”

New Product Introductions — The Company announced during the quarter the planned product release of an electronic Vegetation Management Solution (eVMS) for utility companies. eVMS will be a first-to-market computerized system that provides utility companies with the necessary tools for effectively administering a UVM (Utilities Vegetation Management) program. eVMS is built using ViryaNet Service Hub technology in partnership with CN Utility Consulting (CNUC) and Enporion.

Customer Expansions — During the quarter, several existing customers, including News America Marketing, EDS, Duquesne, Aquila, and Ricoh, expanded the use of our products, which contributed to the growth of our professional services revenue from the previous quarter.

Geographic Expansion — During the quarter, ViryaNet established an Australian subsidiary, and completed the acquisition of substantially all of the assets of Australia-based e-Wise Solutions. e-Wise develops and implements front-office automation solutions for mobile and desktop platforms, and has a customer roster that includes a number of large organizations in the utility, government, and oil & gas services market segments, across Australia, New Zealand, and the Asia Pacific region.

In addition, Australian energy company Integral Energy selected ViryaNet Service Scheduler to schedule emergency field service technicians across multiple regions, dispatching these resources based on location, skill sets, work to be done, and other business requirements. Since the acquisition of e-Wise, the Company has utilized its Australian subsidiary as the primary source of professional services delivery to GE as part of the Integral Energy project.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2005, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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VIRYANET LTD.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2005	December 31 2004
	Unaudited
ASSETS

CURRENT ASSETS:
Cash, cash equivalents and short-term banks deposits	$1,887	$2,943
Trade receivables	1,621	1,446
Other receivables and prepaid expenses	799	918

Total current assets	4,307	5,307

SEVERANCE PAY FUND	754	735

PROPERTY AND EQUIPMENT, NET	326	310

INTANGIBLE ASSETS, NET	8,941	8,046

	$14,328	$14,398

VIRYANET LTD.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2005	December 31, 2004
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,860	$1,513
Current maturities on long-term loan	785	1,045
Trade payables	918	1,118
Deferred revenues	2,752	2,729
Other payables and accrued expenses	2,569	2,334

Total current liabilities	8,884	8,739

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	—	261
Other long-term liabilities	115	—
Convertible Note	2,500	2,500
Accrued severance pay	1,214	1,220

Total long-term liabilities	3,829	3,981

SHAREHOLDERS’ EQUITY:
Share capital	1,532	1,312
Additional paid-in capital	110,674	108,511
Deferred stock compensation	(24)	(50)
Accumulated other comprehensive loss	(367)	(348)
Accumulated deficit	(110,200)	(107,747)

Total shareholders’ equity	1,615	1,678

	$14,328	$14,398

VIRYANET LTD.

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended June 30		Six months ended June 30,
	2005	2004 (*)	2005	2004 (*)
Revenues:
Software licenses	$27	$813	$1,442	$2,373
Maintenance and services	3,375	2,205	5,692	4,590

Total revenues	3,402	3,018	7,134	6,963

Cost of revenues:
Software licenses	57	65	165	228
Maintenance and services	1,958	1,618	3,702	3,164

Total cost of revenues	2,015	1,683	3,867	3,392

Gross profit	1,387	1,335	3,267	3,571

Operating expenses:
Research and development	600	494	1,380	928
Sales and marketing	1,396	1,134	2,788	2,119
General and administrative	658	492	1,273	960
Amortization of deferred stock compensation	29	23	55	46

Total operating expenses	2,683	2,143	5,496	4,053

Operating loss	(1,296)	(808)	(2,229)	(482)
Financial expenses, net	82	44	224	45

Net loss	$(1,378)	$(852)	$(2,453)	$(527)

Basic and diluted net loss per share	$(0.23)	$(0.19)	$(0.41)	$(0.12)

Weighted average number of shares used in computing basic and diluted net loss per share	6,096,626	4,512,529	5,917,068	4,504,178

(*)	The effects of the changes in the Company’s accounting for revenue recognition, as previously reported by the Company, are reflected in the quarterly comparative results for 2004.